New York - AG	March 10, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Responds to Inaccurate Media Reports and Provides
Update on Tax Dispute with the Government of Mexico

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) today responds to the several inaccurate and misleading Mexican media articles that have been recently published regarding the ongoing tax dispute with the Government of Mexico.

In order to be transparent regarding the facts surrounding the Company’s decision to file a NAFTA Request for Arbitration and for the benefit of those loyal and interested shareholders and stakeholders, the Company wishes to provide an update and a status summary of the tax dispute:
•First Majestic is a Canadian public company that pays its taxes in accordance with domestic legislation in Canada and Mexico and to the Company’s knowledge is up to date in all its tax payments.
•First Majestic acquired Primero Empresa Minera, S.A. de C.V. (“PEM”), the owner of the San Dimas Silver/Gold Mine in May 2018, via the acquisition of Primero Mining Corp. (“Primero”). Mr. Keith Neumeyer, President and CEO of First Majestic Silver, was not the CEO of PEM prior to its purchase in May 2018.
•In 2010 and under prior ownership, PEM acquired the San Dimas mine and assumed all obligations under a pre-existing streaming agreement with Wheaton Precious Metals (“WPM”) dating back to 2004, whereby PEM was required to sell most of the silver production from the San Dimas mine to WPM at US$4.00 per ounce.
•To provide certainty of tax treatment for sales under the streaming agreement, PEM entered into an Advance Pricing Agreement (“APA”), with the Mexican government in October 2012 and obtained a ruling from the Mexican tax authorities confirming the APA for the years of 2010 to 2014. The APA confirmed that taxes payable by PEM under the streaming agreement would be calculated on the basis of the actual realized revenue and not on the basis of market prices.
•During the years in question, 2010 to 2014, taxable income for PEM was as follows:

Tax Year	Taxable income (loss) MXP	FX Rate	Taxable income (loss) USD
2010	(127,062,692)	12.64	(10,055,071)
2011	(509,666,527)	12.43	(41,011,871)
2012	105,377,951	13.17	8,002,255
2013	53,214,284	12.77	4,167,960
2014	606,694,840	13.30	45,622,018
Total	128,557,856		6,725,292

•Over the period in question PEM had a combined net earnings before taxes of approximately US$6.7 million. According to the Company’s constitutional law advisors, under Mexican law, taxes may not be imposed on income not received.
•Contrary to the terms of the APA, which the Company has been advised remains valid in accordance with the Mexican Federal Tax Code unless and until it is nullified with finality by the Mexican Supreme Court, the Mexican government has issued tax assessments for PEM for the years 2010, 2011 and 2012 calculated on the basis of market prices and not the actual realized price. The total amount of these reassessments is approximately US$260 million of which approximately US$75 million is additional taxes. The balance of these reassessments constitutes penalties, interest and denied intercompany interest expenses.
•Streaming agreements like PEM’s agreement with WPM are legally valid in Canada and Mexico and conform to international guidelines. At the present time, there are approximately seven active precious metal streaming agreements in Mexico’s mining sector. It is unknown why SAT has singled out the PEM streaming agreement.
•In May 2018, First Majestic negotiated with WPM to cancel the original streaming agreement by paying WPM US$151 million and entered into a new stream agreement on revised terms which simplified the financing structure, and initiated the payment of taxes on spot pricing of silver and gold. First Majestic and WPM are completely independent public companies that deal at arm’s length for the interests of their respective stakeholders/shareholders.
•Several unsuccessful attempts have been made by First Majestic to engage with the Mexican government authorities within the Ministry of Foreign Affairs, Ministry of Economy, Ministry of Finance and Servicio de Administración Tributaria (“SAT”).
•In order to defend its rights, the Company is working with several advisors, and continues to receive the diplomatic support and assistance of the Canadian Embassy in Mexico.
•The Mexican government has disregarded its obligations under several international treaties, Mutual Agreement Procedures, and double taxation treaties between Canada and Mexico, and OECD (“Organisation for Economic Co-operation and Development”) transfer pricing rules.
•Therefore, without indications from the Mexican government that a mediated resolution would be possible, and as announced last week, the Company decided on March 1st to file a NAFTA Request for Arbitration through the World Bank’s International Centre for Settlement of Investment Disputes in order to formally request to bring the Mexican government to the table for an unbiased arbitration.

As a further update to shareholders, and as expected, PEM recently received a notice of reassessment for the fiscal year 2013 from the SAT for the Mexican Peso amount of MXP1,866,655,000 (approximately US$132.1 million based on current foreign currency conversion rates) recalculating PEM’s taxable income on the basis of market prices for silver sold under the Streaming Agreement rather than actual revenue received. The components of the tax reassessment presented in US Currency can be summarized as follows:

Description of Reason for Assessment and Impact	US$ (Millions)
Revenue adjustment related to silver pricing disagreement regarding APA	18.0
Adjustment related to denied interest expense	14.3
Adjustment related to management fees	0.4
Double counting of taxes	17.3
Penalties, interest, inflation and withholdings	82.0
$ 132.1

The reassessment far exceeds PEM’s reported annual audited net income before taxes of US$4.2 million for the 2013 fiscal year in question. The majority of the tax assessment relates to inflationary adjustments and punitive discretionary penalties, interest, and surcharges, once again far exceeding the income of PEM.

In accordance with the aforementioned advice by the Company’s Mexican counsel, (i) no tax is payable under these reassessments while the Company’s appeals before the Mexican courts are in process and, ii) the Company believes that its interest expenses and management fee deductions comply with applicable OECD transfer pricing principles.

The Company will continue to vigorously challenge all tax reassessments through all domestic and international means available to it.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 12.5 to 13.9 million silver ounces or 20.6 to 22.9 million silver equivalent ounces in 2021.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO
Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the timing and amount of estimated future production; arbitration and litigation proceedings and the outcome thereof; and the validity of the Advance Pricing Agreement. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; responses to and resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; the potential refusal of the Government of Mexico to engage in good faith arbitration; availability of arbitral panels and courts; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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